Exhibit 99.7

PRESS RELEASE

Norway: TotalEnergies acquires a 40% interest in a CO2
Storage exploration license

Paris, August 22, 2023 - TotalEnergies has signed an agreement with CapeOmega Carbon Storage AS, a wholly owned subsidiary of CapeOmega AS, to acquire the 40% participating interest held by CapeOmega in the CO2 storage exploration license ExL004 (the “Luna” project).

Located 120 km offshore Bergen in 200 m water depth, ExL004 covers an area of 453 sq.km. It is adjacent to the license where the Northern Lights CO2 storage project (TotalEnergies, 33%) is under development, with a first phase due to start in 2024.

ExL004 is operated by Wintershall DEA Norge AS with a 60% participating interest. The transaction is subject to satisfaction of customary conditions, including final approvals from relevant government authorities.

“This transaction is an important milestone to grow our CO2 storage offering: subject to a successful exploration, this area could enable the storage of several hundred million tons of CO2 from hard-to-abate industries in Europe,” said Arnaud Le Foll, Senior Vice-President New Business - Carbon Neutrality at TotalEnergies. “With the Northern Lights start-up in 2024 and other projects under development in the Netherlands, Denmark and the UK, TotalEnergies is building a world-class carbon storage portfolio across the North Sea. Norway will play a leading role in this portfolio thanks to its large geological storages and supportive government policies.”

About TotalEnergies and Carbon Storage

TotalEnergies’ focus is first to avoid emissions and then to reduce them by developing and deploying a systematic approach, asset-by-asset, to implement the best available technologies. For residual emissions, the Company is developing industrial projects for carbon storage. Backed by core competencies in large-scale project management, gas processing and geosciences, TotalEnergies is on track to enable significant decarbonisation of European businesses through projects such as Northern Lights in Norway, Aramis in the Netherlands and Bifrost in Denmark.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by

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